Item 77H (Change in control of registrant)
- Attachment Series 36 - Eaton Vance
Parametric Structured Absolute Return Fund
As of April 30, 2012, Eaton Vance
Management no longer owns 25% or more of the Fund's voting securities.

As of April 30, 2012, an affiliate of EVM, an EVM retirement plan and pooled income funds (established and maintained by a public charity) managed by
EVM owned as a result of various share
purchases approximately 100% of the Fund's outstanding shares.